June 4, 2021

              VIA E-MAIL

              Jason L. Bradshaw
              Senior Compliance Consultant
              Midland National Life Insurance Company
              8300 Mills Civic Parkway
              Des Moines, IA 50266

              Re: Midland National Life Separate Account C Initial Registration Statement on Form N-4 File Nos. 333-255058; 811-07772

                             Midland National Life Insurance Company
                             Initial Registration Statement on Form S-1
                             File No. 333-255059

              Dear Mr. Bradshaw:

                      On April 6, 2021 you filed the above-referenced initial registration statements on Form
              N-4 and Form S-1 on behalf of Midland National Life Insurance
Company (the    Company   ) and
              its separate account. We have reviewed the registration statements and have provided our comments below. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.1

              General

                      1. As this is a combined prospectus for a Contract registered under Forms S-1 and N-4, the prospectus must include disclosure responsive to the
requirements of both forms. We
                         note that much of the required Form S-1 disclosure,
including disclosure responsive to
                         Item 11 of Form S-1, is missing. Additionally, it is
the staff   s understanding that the
                         Company intends to rely on the exemption provided by
Rule 12h-7 under the Securities
                         Exchange Act of 1934. If so, please add the required
statement in the prospectus. Please
                         confirm that all missing information, including all
financial statements, exhibits, and
                         other required disclosure will be filed in a
pre-effective amendment to each registration
                         statement. We may have further comments when you
supply the omitted information.


              1
               Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbering refers to the Form N-4 registration statement unless otherwise indicated.



     Jason L. Bradshaw
    June 4, 2021
    Page 2 of 19

        2. Since the registration statements will go effective 135 days after the end of the
           Company   s last fiscal year end, interim financial statements as
required by Rule 3-12 of
           Regulation S-X will need to be included in the Form S-1 registration statement.

        3. Please clarify supplementally whether there are any types of guarantees or support
           agreements with third parties to support any of the Company   s
obligations under the
           Contract or whether the Company will be solely responsible for any benefits or features associated with the Contract.

        4. Please generally update the Table of Contents to match the prospectus. For example, (i)
              Hedging Risk    should be removed from the Table of Contents, and
(ii) some page
           numbers and section headings are incorrect, not capitalized, or missing (e.g., Principal
           Risks of Investing in the Contract,    Range of Annual Operating
Expenses for the
           Portfolios,       additional information about the indices,    and
 other information   ). We also
           note that there are numerous typographical, formatting, and similar errors throughout the registration statements that should be corrected.

        5. On the facing pages of the registration statements, please change the titles of the securities being registered as follows:

               a. In the Form N-4 registration statement, from    Individual
Flexible Premium
                  Variable Annuity Contracts    to:    Flexible Premium
Deferred Registered Index-
                  Linked and Variable Annuity Contracts.
               b. In the Form S-1 registration statement, from    Group
Contingent Deferred Annuity
                  Certificates    to:    Flexible Premium Deferred Registered
Index-Linked and
                  Variable Annuity Contracts and Interests Therein.

        6. Please confirm that all disclosure reflects the currently effective provisions of the
           Coronavirus Aid, Relief, and Economic Security (CARES) Act, the COVID-Related Tax
           Relief Act of 2020, and the Setting Every Community Up for Retirement Enhancement
           (SECURE) Act and American Rescue Plan, as applicable. Currently, it appears some of this disclosure is only in the Statement of Additional Information of the Form N-4 filing
           (see, e.g., page 11 of the Statement of Additional Information, discussing the SECURE
           Act).

        7. Please check and correct all internal cross-references. For example, on page 21, the
           section    Discontinuation of or Substantial Change to an Index
is cross-referenced, but
           the correct cross-reference appears to be to a section titled Substitution of an Index.
           Similarly, on page 21, the cross-reference to    Indices    should
be revised to    The Index.
           On page 23,    Appendix [C]     State Variations    is
cross-referenced;    State Variations
           appears in Appendix B.

        8. Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) under the Securities Act of 1933.


     Jason L. Bradshaw
    June 4, 2021
    Page 3 of 19

    Cover Page

       9. We note there is disclosure throughout the prospectus regarding the
Company   s ability to
          change Floor Rates and Buffer Rates and reserving the right to eliminate Cycle
          Investments. The Cycle Investments and related material terms (e.g., Floor Rate, Buffer
          Rate, and Cap Rate thresholds) should not change until the prospectus is amended to remove the Cycle Investments or to add new Cycle Investments. Please revise all disclosure in the prospectus that gives the Company the ability to change these terms, or eliminate investment options or features, at its discretion without amending the prospectus.

       10. Please supplement the cover page discussion of Cycle Investments with a brief description of the key features of the Cycle Investments (e.g., Cap Rates, Floor Rates,
           and Buffer Rates) in plain English.

       11. Please revise to clarify all the distributions from Cycle Investments that are considered a withdrawal and add disclosure warning investors of the general mechanics and consequences of: (i) taking withdrawals (including Free Withdrawal Amounts, systematic withdrawals, and RMDs); (ii) transfers to Subaccounts; (iii) full surrender; (iv) payment of Death Benefits; and (v) Annuitization from Cycle Investments prior to a Cycle End
           Date due to Fair Value adjustments.

          Please also disclose that, unlike withdrawals from Cycle Investments, withdrawals from
          Subaccounts are not subject to Fair Value adjustments and investors should seek advice from financial and tax professionals before making decisions regarding withdrawals or distributions from Cycle Investments.

       12. Please revise the second sentence of the fourth paragraph to expand on the loss that an
           investor could incur on Cycle Investments (e.g.:    You may lose
money, up to all or a
           significant amount of your principal investment and earnings from prior periods that are reinvested, and your loss can become greater in the case of a withdrawal (and is not limited by a Floor Rate or Buffer Rate), due to withdrawal charges and adjustments imposed on a withdrawal if the withdrawal is made before a Cycle End
           Date.

       13. Please revise the first sentence of the fourth paragraph to state that index-linked annuity contracts are complex insurance and investment vehicles, and investors should speak with
           a financial professional about the Contract   s features, benefits,
risks, and fees, and
           whether the Contract is appropriate for the investor based upon his or her financial situation and objectives. A second sentence may be included to address the risks associated with Cycle Investments and Subaccounts.

       14. Please disclose on the cover page that the obligations under the Contract are subject to the creditworthiness and claims-paying ability of the Company.
               Jason L. Bradshaw
              June 4, 2021
              Page 4 of 19

                      15. Please revise the third sentence of the fifth
paragraph to read as follows:    Upon
                          cancellation, you will receive either a full refund
of the amount you paid with your
                          application or your total Contract value.

                      16. Please provide plain English definitions of any defined terms used on the cover page
                          (e.g.,    Policy    is undefined).

                      17. Please update the back cover page with the disclosure required by Item 1(b)(3) of Form
                          N-4.2

                      18. Please include the Contract identifier on the back cover page of the N-4 filing, as required by Item 1(b)(4) of Form N-4. Please remove the
Contract identifier disclosure from the
                          back cover of the Form S-1 filing.

                      19. Please include the legend on the back cover page of the prospectus required by Item
                          502(b) of Regulation S-K.

              Definitions (pages 5-8)

                      20. In accordance with plain English principles, please
use defined terms sparingly and
                          appropriately. See Office of Investor Education and
Assistance, U.S. Securities and
                          Exchange Commission, A Plain English Handbook (1998).
We note, for example, that
                          several capitalized terms or defined terms would be
more appropriately defined where
                          they are first referenced (e.g., Qualified Contract,
Non-Qualified Contract). Other
                          capitalized terms or acronyms are used without
definition (e.g., the Code, RMDs, Cycle
                          Investment Business Day). Other terms are
intermittently capitalized or defined (e.g.,
                          Annuitant, Gain, Free Look, Free Look Period,
Contracts), and the Company should
                          reconcile the use of these terms throughout. Other
sets of defined terms appear to be
                          synonymous, but are not explicitly indicated as such
(e.g.,    Unit    is synonymous with
                             Cycle Investment Unit   ;    Start Date    is
synonymous with    Cycle Start Date   ;
                             Investment Portfolio,       investment portfolio,
     portfolio,       Portfolio Company,    and
                             Investment Portfolio Company    are used
synonymously;    general account,       General
                          Account,    and    Fixed Account    are used
synonymously; and    Policy    and    Contract    are
                          used synonymously); in these cases, a single defined
term should be used where
                          practicable. Finally, please define terms in the
context of the disclosure where possible,
                          rather than relying primarily on the Definitions
section (e.g.,    Qualified Contract    and
                             Non-Qualified Contract    are defined in context
on page 53).

                      21. In the definition of    Annuitant,    please consider
whether    person    should be revised to
                          read    person(s).    Other disclosure (see, e.g.,
page 13, page 25) suggests that there can be
                          more than one Annuitant.



              2
                References herein to Form N-4 requirements refer to those in place after the 2020 amendments to the form. See Updated
              Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts, Rel. No. 33-
              10765 (March 11, 2020).
     Jason L. Bradshaw
    June 4, 2021
    Page 5 of 19

       22. In the definition of    Cycle End Date,    please specify how the
Cycle Business Day on
           which a Cycle Investment is scheduled to end    is determined.

       23. The definition of    Holding Account    states that the account will
hold    proceeds from
           maturing Cycle Investment(s) before they are reinvested into a new Cycle Investment per
           the Contract Owner   s instructions   .    The disclosure throughout
suggests there would be
           one day per month on which Cycle Start Dates and Cycle End Dates occur.

              a. Please explain why proceeds from a maturing Cycle Investment would be moved
                 to the Holding Account and not, per the Contract Owner   s
prior instructions: (i)
                 directly into a new Cycle Investment; (ii) into a Subaccount; or (iii) left in the same Cycle Investment for another Cycle Term.
              b. If proceeds would be moved directly into the next Cycle Investment (rather than the Holding Account) as indicated elsewhere in the prospectus, please revise the disclosure here, and throughout the prospectus where applicable, to that effect.

       24. The definition of    Remaining Premium    references surrender
charges, but on page 9, in
           the    Charges for Early Withdrawals    row, second column, the
Surrender Charge is
           described as a percentage of Remaining Premium Payments. Please use one consistent
           definition of    Remaining Premium    throughout.

    Important Information You Should Consider About the Contract (pages 9-12)

       25. Please change the    Charge for Early Withdrawal    heading to
Charges for Early
           Withdrawals.    See Form N-4, Instruction 1(a) to Item 2.

       26. In the    Charges for Early Withdrawals    row, second column,
please disclose that there is
           a Fair Value adjustment for amounts withdrawn or distributed from Cycle Investments before a Cycle End Date, which could result in a loss from each such Cycle Investment.

              a. Please specify, as a percentage, the maximum amount of such a loss.
              b. Please add a cross-reference, in the third column, to the disclosure later in the prospectus regarding the potential loss from such an adjustment.

       27. With respect to the    Transaction Charges    row, second column,
please revise the end of
           the first sentence to read:    in excess of 12 per Contract Year.

       28. With respect to the    Ongoing Fees and Expenses (annual charges)
row, second column,
           please revise the first sentence to read:    The table below
describes the fees and expenses
           that you may pay each year, if you allocate Premiums and/or your Contract Value to the
           Subaccounts, depending on the options you choose.

       29. With respect to the minimum and maximum table in the    Ongoing Fees
and Expenses
           (annual charges)    row:
     Jason L. Bradshaw
    June 4, 2021
    Page 6 of 19

               a. The cell immediately to the right of the    Base Contract
Expenses    cell of the table
                  should be split into two cells, each individually stating the minimum and
                  maximum expenses as    1.35%,    rather than having one cell
covering both
                  minimum and maximum expenses.
               b. In the cells to the right of the    Investment Portfolios
(Portfolio Company fees and
                  expenses)    cell of the table, please delete the word
gross    from each cell.

        30. With respect to the Lowest Annual Cost/Highest Annual Cost table in
the    Ongoing Fees
            and Expenses (annual charges)    row, please add, to both lists of
assumptions, that the
            estimates include the Base Contract Expenses of 1.35% of Accumulation Value.

        31. With respect to the    Risk of Loss    row, second column, please
revise to read:    You can
            lose money by investing in this Contract, including loss of principal and prior credited earnings.

        32. With respect to the    Not a Short-Term Investment    row, second
column:
               a. Please revise the beginning of the first sentence of the third paragraph to read:
                      The risk of loss is greater as to Cycle Investments if you withdraw Contract
                   Value   .
               b. Please revise the second sentence of the third paragraph in plain English.
               c. The last sentence of the third paragraph states:
Furthermore, such withdrawals
                   will not receive the downside protection of the Floor or
Buffer Rate.    Please
                   disclose here, if accurate, that this means, if such a withdrawal is taken, there is no limit to the potential loss of amounts invested in a Cycle Investment (or specify the maximum potential loss).

        33. With respect to the    Risks Associated with Investment Options
row, second column,
            please disclose in the second bullet that the Holding Account has its own unique risks as well, and please disclose in the third bullet that investors should review the prospectus for the fund associated with the Holding Account (i.e., the Fidelity Government Money
            Market Fund) before making an investment decision. Throughout, where the Holding
            Account is discussed, please add disclosure regarding any fees and expenses an investor would incur on funds held in the Holding Account (i.e., fees related to investing in the
            Fidelity Government Money Market Fund).

        34. Please change the    Investments    heading to    Investment
Options.    See Form N-4,
            Instruction 1(a) to Item 2.

        35. With respect to the    Tax Implications    row, second column,
please disclose here, and
            elsewhere, that an investor should also consult with a tax professional to determine the tax implications of making withdrawals.

        36. With respect to the    Investment Professional Compensation    row,
second column:
               a. Please clarify in plain English here, and elsewhere, what
persistency    refers to.
     Jason L. Bradshaw
    June 4, 2021
    Page 7 of 19

               b. Please add the disclosure in the last two sentences to the Other Information
                  Distribution    section of the prospectus.
               c. If applicable, please add disclosure noting other forms of compensation, such as revenue sharing. See Form N-4, Instruction 6(a) to Item 2.

        37. With respect to the    Exchanges    row, second column:

               a. Here, and elsewhere, please revise the disclosure to match the language used in
                  Instruction 6(b) to Item 2 of Form N-4 (e.g.,    contract
is lowercase).
               b. Please add the disclosure appearing here to the section Tax-Free Section 1035
                  Exchanges    in the prospectus and a cross-reference to the
section    Tax-Free
                  Section 1035 Exchanges    in the    Location in Prospectus
column of the table.

    Overview of the Midland Live Well Registered Index-Linked and Variable Annuity (pages
    12-16)

    Q: What is the Contract, and what is it designed to do?

        38. In the third sentence of the final paragraph, please explain what low cost liquidity means.

    Q: How do I accumulate assets in the Contract and receive income from the Contract?

        39. In the second paragraph under    Income Phase,    please revise the
first sentence as
            follows, if true:    When you elect to annuitize the Contract, your
Contract Value will be
            converted into income payments and you will no longer be able to make withdrawals from the Contract.

    Q: What are the primary features and options of the Contract?

        40. In the bullet points under    Additional Features and Services,
please disclose that
            Systematic Withdrawals can be made from Cycle Investments, subject to Fair Value adjustments for withdrawals taken before a Cycle End Date.

    Summary Questions Related to the Cycle Investments     Q: What are Cycle
Investments?

        41. The first bullet point states:    What Index do I want my
investment return to be based
            on?    Here, and elsewhere, please revise the disclosure to reflect that, currently, there is
            only a single Index offered as an investment option.






     Jason L. Bradshaw
    June 4, 2021
    Page 8 of 19

    Summary Questions Related to the Cycle Investments     Q: What are the
elements of a Cycle
    Investment?

       42. In the third bullet point, and elsewhere (e.g., page 27), please revise the definition of the
           Floor Rate, if true, to clarify that it is the maximum loss due to negative Index performance that the Contract Owner will incur at the end of the Cycle Term. For example, please clarify disclosure that states the Floor Rate is the minimum rate of return on a Cycle Investment.

    Summary Questions Related to the Cycle Investments     Q: What is the Floor
Rate?

       43. Please revise the third sentence of the first paragraph to read:
You will be protected
           against loss attributable to negative Index performance   .

       44. The last sentence of the second paragraph of this question and the next question states:
              See for examples for how this feature works.    Please add
examples here, rather than
           cross-referencing to other sections of the prospectus.

    Summary Questions Related to the Cycle Investments     Q: What is the value
of my Cycle Investment
    during the Cycle Term?

       45. The first sentence of the fourth paragraph states:    There is no
Floor Rate or Buffer Rate
           on a withdrawal or transfer taken before the Cycle End Date. Please make this statement more prominent.

    Fee Table (pages 17-18)

       46. Please revise the first sentence to conform to the language of the legend specified in Item
           4 of Form N-4.

       47. In the first sentence below the    Transaction Expenses    bullet,
please revise    [t]he first set
           of tables list       to read    [t]he first table lists   .

       48. Please revise the    Contract Owner Transaction Expenses    table as
follows:

              a. Disclose the maximum Fair Value adjustment for distributions from a Cycle
                 Investment prior to the Cycle End Date due to transfers, withdrawals, surrender, contract cancellation, death or Annuitization.
              b. Add a footnote explaining the following:
                     i. The actual amount of the Fair Value calculation is determined by a formula that depends on, among other things, how the Index has performed since the Cycle Start Date, the volatility of the Index, changes to interest rates, and the time remaining until the Cycle End Date, if true.
                    ii. When the maximum loss would occur (e.g., if there is a full distribution from a Cycle Investment at a time when the Index value has declined to zero).
     Jason L. Bradshaw
    June 4, 2021
    Page 9 of 19

                     iii. If there is a distribution (e.g., due to a withdrawal) before the Cycle End
                          Date, the Floor Rate or Buffer Rate will not apply,
and any upside
                          performance will be limited to a percentage lower
than the Cap Rate.

                  Please also cross-reference later disclosure that discusses the determination of Fair Value and the Proportional Cap Rate.

       49. Please revise the first sentence below the    Periodic Charges Other
Than Investment
           Portfolio Expenses    bullet to read:    The next table lists the
fees and expenses that you
           may pay each year during the time that you own the Contract, not including Portfolio
           Company fees and expenses.    See Item 4 of Form N-4.

       50. Please delete the statement under the text of footnote one to the Annual Contract
           Expenses table.

       51. In the    Total Annual Portfolio Expenses    table:

               a. Please revise the name of the table to    Annual Portfolio
Company Expenses.    See
                  Item 4 of Form N-4.
               b. Please rename the columns titled    Lowest    and    Highest
  as    Minimum    and
                     Maximum,    respectively. See Item 4 of Form N-4.
               c. Please move footnote two from the first column, second row of the table to the first column, third row of the table (i.e., following
Range of total annual
                  operating expenses after waivers and expense reimbursements
).

       52. Please revise the second sentence of the second paragraph under the Expense Examples
           heading to read:    The Examples also assume that your investment
has a 5% return each
           year and assumes the most expensive of the Annual Portfolio Company Expenses.
           See Item 4 of Form N-4.

    Principal Risks of Investing in the Contract (pages 18-23)

    Risks of Investing in the Cycle Investments     Liquidity Risk

       53. The last sentence of the first paragraph reads as follows:
Furthermore.    Please complete
           this disclosure or delete, as applicable.

       54. The second paragraph states that withdrawals taken before the Cycle End Date will reduce your Cycle Investment Value (and the amount available for
withdrawals)   .
           Please clarify whether such reductions are on a dollar-for-dollar or on a proportional basis. If reductions are calculated on a proportional basis, please also explain the impact of such withdrawals.

       55. Please clarify, in the third paragraph (and throughout the prospectus), when the
           Proportional Cap Rate is applied (i.e., clarify whether it is applied after a Fair Value adjustment is determined, or whether it is part of the Fair Value adjustment calculation).
     Jason L. Bradshaw
    June 4, 2021
    Page 10 of 19

    Risks of Investing in the Cycle Investments     Availability of Cycles,
Floor Rates, and Cap
    Rates

       56. Please revise the risk disclosure to also discuss Buffer Rates.

    Risks of Investing in the Cycle Investments     Limited Participation in
Positive Performance

       57. Please revise the end of the first sentence as follows:       in a
mutual fund or exchange-
           traded fund tracking the same Index.

    Risks of Investing in the Cycle Investments     Cycle Investment Unit Value
Based Upon Fair Value
    During Cycle Term

       58. The penultimate sentence of the first paragraph discusses the formula used to determine
           Fair Value.

               a. Please provide a plain English description of the formula.
               b. Please disclose the formula in the prospectus where Fair Value calculation is discussed (see, e.g., page 31) as well as in Appendix C. Please confirm that the formula is objective; i.e., it must be replicable and not dependent on the application of subjective factors by the Fair Value Calculation Agent.

       59. The first sentence of the second paragraph states:    Midland
National may publish on a
           website or otherwise make available Cycle Investment Unit Values prior to the Cycle
           End Date.    Please change to    will    or explain why the Company
is reserving this
           discretion. Please also disclose the website address where the values will be shown.

       60. The second sentence of the second paragraph provides a cross-reference to an appendix for examples of Fair Value and Unit Value calculations. Please provide examples of Fair
           Value calculation in the prospectus, including examples showing the effects of: (i)
           positive and negative Index performance; (ii) performing the calculations early and late in a Cycle Term; and (iii) different types of Cycle Terms.

    Risks of Investing in the Cycle Investments     Risk Associated with
Indices     S&P 500 Index

       61. Please confirm what index the Cycle Investments will track (i.e.,
provide the index   s
           actual name and ticker). The disclosure states that the Index is the S&P 500 Index, but it also states that Index performance does not reflect dividends or distributions paid on the securities comprising the Index. This suggests the Index may be a price return or net total return version of the S&P 500 Index.

    Risks of Investing in the Cycle Investments     Risk Associated with
Indices     Substitution of an
    Index

       62. Please clarify that, since there is only one Index, Contract Owners funds can only be allocated to Subaccounts if the Index is discontinued and not replaced.
     Jason L. Bradshaw
    June 4, 2021
    Page 11 of 19

       63. The last sentence states:    Withdrawals from a Cycle Investment
prior to its Cycle End
           Date will result in the application of the Proportional Cap Rate, which will lower the rate
           of return.    Please confirm that this will not apply when the Index
is terminated, since
           other disclosure states that the termination date is the Cycle End Date. If true, please also disclose in this sentence that such withdrawals may result in a rate of return less than the
           Cap Rate.

    Other General Risks of Investing in the Contract     Adverse Tax
Consequences

       64. The second sentence discusses distributions from a tax-advantaged retirement account
           prior to attaining age 59   . If accurate, please clarify that this
disclosure also applies to
           Non-Qualified Contracts.

    Purchasing the Contract (pages 24-25)

       65. The second sentence of the third paragraph states:    You must
provide Separate Account
           allocation instructions even if you allocate 100% of your Premium payment to the Cycle
           Investments.    Please explain supplementally why the Company
imposes this
           requirement.

       66. The second sentence of the fifth paragraph states:    1 Business Day
prior to the Cycle
           Start Date, allocations to Cycle Investments will move into the Holding Account, which
           is invested in the Money Market portfolio.    Please explain the
basis for moving funds
           from Subaccounts into the Holding Account, then into Cycle Investments, without
           investors    instructions.

    Right to Cancel

       67. Please disclose whether Purchase Payments allocated to Cycle Investments will be subject to Fair Value adjustment upon cancellation of the Contract.

       68. Please disclose that withdrawal charges will not be applied in calculating the amount returned upon cancellation of the Contract.

    Tax-Free    Section 1035 Exchanges

       69. This section ends with the phrase    Premium Payments.    If
Premium Payments    is
           intended to be a header (as the Table of Contents suggests), please complete the disclosure. Otherwise, delete.

    The Cycle Investment Options (pages 26-37)

    Available Cycle Investments

       70. In the table describing the currently-offered Cycle Investments, please also disclose the
           Cycle Floor/Buffer Rate thresholds.
     Jason L. Bradshaw
    June 4, 2021
    Page 12 of 19

        71. Please revise the sentence below the table as follows:    Over
time, we may add and/or
            remove the Cycle Investments by amending the prospectus.

    Features of a Cycle Investment

        72. The first full paragraph on page 27 states:    In the future, we
may offer Cycle Investments
            that include unlimited Cap Rates, as well as additional upside investment potential
            features.    Please delete this disclosure, and delete similar
disclosure elsewhere that states
            what the Company may do, or what Indices, features, or rates it may offer, in the future.
            These changes would need to be effected by amending the prospectus.

    Features of a Cycle Investment     Buffer Rate

        73. Please revise the first sentence to clarify that, with a Buffer Rate, the investor would be responsible for all negative returns that exceed the Buffer Rate.

        74. Please revise the third sentence of the second paragraph as
follows:    The Contract Owner
            bears the loss only to the extent negative Index performance
exceeds -20%.    Please
            similarly remove the word    only    in Example 2 underneath this
sentence.

        75. In the fourth bullet on page 28 (   Example 2   ), and elsewhere as
applicable, note the
            potential loss of the entire amount invested for a withdrawal prior to the Cycle End Date.

    Investing in the Cycle Investments

        76. Throughout this section, and the prospectus in general, please clarify (i) how the
            Company allocates initial Premium Payments and additional Premium Payments to Cycle
            Investments, and (ii) how rollovers of Cycle Investments are allocated on a Cycle End
            Date, including how funds are exchanged to and from the Holding Account.

        77. Please specify, in the first sentence of the second paragraph, what
amount of time    [e]ach
            week    is meant to represent.

        78. In the second sentence of the second paragraph, and elsewhere, please specify Midland
            National   s website address.

        79. Please fix the numbering of the subparagraphs following the second paragraph (i.e., add
            subparagraph    1)   ).

        80. The third paragraph states:    The Cap Rate we establish on the
Start Date of a new Cycle
            Investment may be different from the indicative Cap Rate in the
Notice.    Please state
            here what happens if the Cap Rate is below the Cap Rate Threshold. Please also disclose how investors would be notified of a change to the Cap Rate that is not reflected in the
            Notice (e.g., through Midland National   s website).
     Jason L. Bradshaw
    June 4, 2021
    Page 13 of 19

        81. Please revise the first sentence of the fourth paragraph to read as
follows:    To invest in a
            new Cycle Investment, you must submit your allocation instructions, if different than the allocation instructions submitted with your application or currently on file with the Company, at least one Business Day before the Cycle Start Date.


        82. In the penultimate paragraph on page 29, please delete    we will
reject it    from the first
            sentence. The Company should use the most recent allocation instructions on file.

        83. Please clarify or explain the disclosure in the first sentence on page 30 (i.e., defaulting a
            Contract Owner to Subaccount Investment Options if new allocation instructions are not received), and revise using plain English principles (e.g., avoid multiple uses of
               and/or   ).

    Investing in the Cycle Investments     The Holding Account

        84. Please revise the beginning of the first sentence as follows:
The Holding Account holds
            the following: (i) additional Premium Payments   .

    Investing in the Cycle Investments     The Cycle Start Date

        85. Please confirm that references to    minimum Cap Rate    in this
section are synonymous
            with the    minimum Cap Rate    threshold discussed earlier in the
prospectus (see, e.g.,
            page 20). If so, please add a cross-reference to this disclosure or consider defining the term. If not, please revise the disclosure for clarity.

    Cycle Investment Value     The Proportional Cap Rate

        86. Please add disclosure explaining the relationship between Fair Value calculation and the
            Proportional Cap Rate.

    Transfers out of a Cycle Investment

        87. Please disclose here, and elsewhere, whether transfers out of a Cycle Investment (e.g., into a Subaccount) are treated differently than withdrawals. For example, please disclose whether an investor would be subject to the Fair Value adjustment and forfeit floor and buffer protection for amounts that are transferred out of a Cycle Investment before the
            Cycle End Date (but which are not withdrawn from the Contract).

    Withdrawals from Cycle Investments     Required Minimum Distributions

        88. In the first paragraph, please state, if true, that RMDs taken during a Cycle Term are subject to Fair Value adjustments.

        89. In the second paragraph, please disclose that Surrender Charges do not apply to withdrawals taken for RMD purposes.
     Jason L. Bradshaw
    June 4, 2021
    Page 14 of 19

    Cycle End Date Payments; Rollovers

       90. Please specify in the first paragraph all options a Contract Owner has at the Cycle End
           Date.

       91. The fifth paragraph states:    If you have not provided maturing
Cycle Investment
           instructions, invested in a new Cycle Investment within the same Index, Cycle Term and
           Floor Rate or Buffer Rate, as applicable.    The disclosure appears
incomplete. Please
           revise.

    Substitution of an Index

       92. The first sentence of the first paragraph discusses the risk that hedging instruments become difficult to acquire or the cost of hedging becomes
excessive....    Please add this
           factor to the risk factor disclosure regarding substitutions of the Index.

       93. The third sentence of the first paragraph states:    When we do so,
we may adjust the Index
           Value used on the Start Date to the Index Value of the substitute Index on the Start Date or adjust the Cycle Investment Unit Value as of the date we substitute the comparable
           Index.    Please specify which option will be used so investors know how the Cycle
           Investment Unit Value will be calculated.

       94. Please reference the Cap Rate in the last sentence of the first paragraph.

       95. In the third paragraph, discussing termination of the Cycle Investment, please disclose the method the Company will rely upon to calculate the Cycle End Date Unit Value in the event of termination.

    Valuation of a Cycle Investment     Cycle Investment Unit

       96. Please disclose here, and elsewhere as applicable, whether withdrawals reduce Cycle
           Investment Unit Value on a dollar-for-dollar basis or proportionately.

    Valuation of a Cycle Investment     On the Cycle End Date

       97. The last paragraph states that, once the Company uses the value of an Index reported to it to determine amounts payable or Cycle Investment Unit Value, the Company will not change the Index Value even if it is subsequently changed. Please explain the basis, under the federal securities laws, for not correcting such a calculation error after becoming aware of it or revise this disclosure.
     Jason L. Bradshaw
    June 4, 2021
    Page 15 of 19

    The Subaccount Investment Options (pages 37-42)

    Accumulation Units

       98. The last sentence of the first paragraph states:    We also redeem
units to pay for certain
           charges.    Please specify these charges.

    Processing Surrenders and Partial Withdrawals     Cycle Investments &
Subaccounts (pages 42-44)

       99. The penultimate paragraph on page 43 states:    Unless you specify
otherwise, your partial
           withdrawal will be deducted from all Investment Options in the same proportion as your
           Contract Value bears to each Investment Option.    Here, and
elsewhere as applicable,
           disclose to investors that, because Cycle Investments are subject to Fair Value adjustment and Proportional Cap Rate adjustment, there are risks associated with taking partial withdrawals prior to the Cycle End Date from a Cycle Investment instead of from a
           Subaccount.

    Benefits under the Contract (pages 44-48)

       100.       Please provide clear, concise examples for each benefit. See
Form N-4,
          Instruction to Item 10(c).

       101.       With respect to the    Systematic Withdrawal Program    row,
third column, please
          revise the second bullet to read as follows:    Subject to any
applicable income taxes,
          including a possible 10% federal tax penalty if taken before age 59
..    Please add this
          federal penalty disclosure throughout where similar disclosure regarding potential tax consequences appears.

    Systematic Withdrawals

       102. Please disclose the consequences of taking systematic withdrawals from Cycle
          Investments prior to the Cycle End Date and encourage investors to consult with a financial professional before doing so.

    Death Benefit     Designation of your Beneficiary

       103. In the eighth paragraph, please clarify what happens if there are multiple
          Beneficiaries but they do not all join in a transfer request.

    Charges, Fees and Deductions (pages 48-50)

    Transaction Expenses

       104. The first discussion of the Free Withdrawal Amount in the prospectus occurs in this section. Please add disclosure throughout the prospectus regarding the Free
     Jason L. Bradshaw
    June 4, 2021
    Page 16 of 19

           Withdrawal Amount, its operation and its terms (e.g., to the Overview of the Midland
           Live Well Registered Index-Linked and Variable Annuity    section
and to the    The Cycle
           Investment Options     Withdrawals from Cycle Investments
subsection).

       105.       The final paragraph of the subsection states:    The
Surrender Charge compensates
          the Company for distribution charges and other Contract expenses. Please explain the legal basis pursuant to Rule 6c-8 under the Investment Company Act of 1940 for using
          the Surrender Charge to compensate the Company for    other Contract
expenses.

    Annual Contract Expenses     Separate Account Annual Expenses

      106.        The fifth sentence of the third paragraph states:    The
mortality risk also arises, in
          part, because of the risk that the Death Benefit may be greater than the Accumulation
          Value.    Please disclose how the Death Benefit may exceed the
Accumulation Value.

    Maturity Date (pages 50-52)

    Payment of Life Income

       107.       In subparagraph (a),    Life Annuity,    please specify what
happens if the Annuitant
          dies prior to the first payment.

    Joint and Survivor Income

       108. Please specify what happens if both Payees die prior to the first payment.

    The Registered Separate Account (pages 58-59)

    Our Right to Change How we Operate the Registered Separate Account

       109. Please delete the second paragraph on page 59 (discussing automatic allocations to a Subaccount that is no longer available). It is redundant with the third paragraph.

    Portfolio Voting Rights (pages 62-63)

       110. Please revise the penultimate sentence of the last paragraph on page 62 to read as
          follows:    We currently intend to vote any portfolio shares that we
(and our affiliates)
          alone are entitled to vote in the same proportions that Owners vote.


    Other Information (pages 63-65)

    Suitability of the Contract

       111.         The last sentence of the first paragraph states:    Before
purchasing a Contract for
           use in a qualified plan, you should obtain competent tax advice both as to the tax
     Jason L. Bradshaw
    June 4, 2021
    Page 17 of 19

           treatment of the Contract and the suitability of the investment for your particular situation.
               a. Please modify this disclosure to state that an investor should obtain competent tax advice and financial advice (as investment suitability is referenced).
               b. Please disclose whether this is also applicable to Non-Qualified Contracts.

    Where to Find Other Information (page 65)

      112.       Please confirm whether the section    Where to Find Other
Information,    which
         appears alone without any corresponding disclosure, will be updated. If not, please delete the section header.

    Appendix A     Investment Portfolios Available under the Contract (pages
65-69)

       113. If applicable, identify each Portfolio Company subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions. See Form N-4, Instruction 4 to Item 17.

       114.       With regards to the column titled    Investment Portfolio and
Adviser/Subadviser   :

               a. Please use the full names of the funds in the table.
               b. Please add the names of the advisers and subadvisers for each fund to each cell in the column.
               c. It appears that, in some instances, the share classes of the funds are being listed.
                  Please delete references to fund share classes from the table.

    Appendix C     Cycle Investment Unit Value Examples (pages 70-77)

       115.       The bolded text on page 71 states:    During the Cycle Term
prior to the End Date,
          no floor applies. Thus, during the Cycle Term, the decrease in the Unit Value is not limited by the floor protection.

               a. Please provide similar disclosure regarding the lack of buffer protection.
               b. Please provide examples illustrating how the lack of floor/buffer protection could affect an investor.
               c. Please note here, and elsewhere, an investor   s maximum loss
of principal in these
                  conditions.

    STATEMENT OF ADDITIONAL INFORMATION

    Separate Account and the Company (page 3)

       116.       Please provide the registrant   s form of organization and
its classification pursuant
          to Section 4 of the Investment Company Act of 1940. See Form N-4,
Item 19(b).
     Jason L. Bradshaw
    June 4, 2021
    Page 18 of 19

    Services (page 3)

       117.      Please revise the fourth sentence of the second paragraph to
read:    SE2 does not
          prepare filings on behalf of the Separate Account or principal
underwriter   , if true.

    Other Investment Option Yield Calculation (pages 6-7)

       118. Please confirm that the yield formula, which appears directly below the first paragraph on page 7, has been drafted correctly. See Form N-4, Item 24(b)(2).

    Distribution of the Contracts (page 12)

       119.      Please revise the first sentence to read:    The Contracts
will be offered on a
          continuous basis.

       120. There is a blank table directly below the third paragraph. Please complete the table, or delete.

    PART C

       121. Please generally renumber the Items in Part C, and revise the disclosure, to match the requirements of revised Form N-4. It appears the current Part C disclosure is based on the prior version of Form N-4. (e.g., delete the undertakings currently listed in Item
          32(a)-(c); delete current    Item 27    disclosure and update per
revised Form N-4).

       122.      Please add Item 34,    Fee Representation,    and add to it
the disclosure currently
          designated as Item 32(d) in the Form N-4 filing.

    SIGNATURES

       123. Please revise the signature blocks consistent with the requirements of Form N-4.
          In particular, please revise the signature block for the Depositor.



                                                 ********


            Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

            You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.
     Jason L. Bradshaw
    June 4, 2021
    Page 19 of 19

            Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.

            In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

            Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-7703 or williamsmat@sec.gov.


Sincerely,

                                                                       /s/
Matthew Williams

                                                                       Matthew
Williams
                                                                       Senior
Counsel


    cc: Andrea Ottomanelli Magovern
        Sally Samuel
        Dodie Kent